FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2020

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 11 June, 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 11 June 2020
Unification of Unilever’s legal structure

Exhibit 99

Unification of Unilever's legal structure

London/Rotterdam, 11 June 2020. Unilever today announced plans to unify its Group legal structure under a single parent company, Unilever PLC, creating a simpler company with greater strategic flexibility, that is better positioned for future success.

After a comprehensive review over the last 18 months, the Board continues to believe that moving from the current dual-headed legal structure to a single parent company will bring significant benefits by:

●     Increasing Unilever's strategic flexibility for portfolio evolution, including through equity-based acquisitions or demergers.  Such flexibility is even more important as we anticipate the increasingly dynamic business environment that the Covid-19 pandemic will create.

●     Removing complexity and further strengthening Unilever's corporate governance, creating for the first time an equal voting basis per share for all shareholders.  Upon completion, there would be one market capitalisation, one class of shares and one global pool of liquidity, whilst maintaining the Group's listings on the Amsterdam, London and New York stock exchanges.

Unilever remains committed to its strategy of long-term growth across all three Divisions and last year began a full evaluation of its current categories and brands, with a view to accelerating the pace of portfolio change.  This review has underlined how a simpler legal structure would give Unilever greater strategic flexibility to grow shareholder value, providing a catalyst for accelerated portfolio evolution and greater organisational autonomy.

The ongoing strategic review of Unilever's tea business has further demonstrated that the dual-headed legal structure can create disadvantages for the Group.  For example, a demerger of the tea business is one potential outcome of the review and, as was previously the case with the disposal of the company's Spreads business, this would be significantly more challenging under the current legal structure than under a single parent structure.

It is also clear that the Covid-19 pandemic will create a business environment in which having as much flexibility and responsiveness as possible will be critically important.

The Board considers unification under Unilever PLC as the best practical option to achieve this goal.  This will be implemented through a cross-border merger between Unilever PLC and Unilever NV.  Unilever NV shareholders will receive one new Unilever PLC share in exchange for each Unilever NV share held.

The proposed changes do not impact the underlying economic interests of any shareholder and, for the first time, investors will share exactly the same legal, ownership, dividend, governance and capital distribution rights in a single parent company.  The Board expects Unilever to retain indexation in both the AEX and the FTSE UK Index Series.

Following the move to a single parent legal structure, Unilever's strong presence in both The Netherlands and the United Kingdom will remain unchanged.  There will be no change to the operations, locations, activities or staffing levels in either the United Kingdom or The Netherlands as a result of unification.  There will also be no changes to the manufacture and supply of Unilever products in The Netherlands and the United Kingdom as a result of unification.

Unilever is very proud of its Anglo-Dutch heritage and has significantly strengthened its presence in The Netherlands in recent years.  Unilever has engaged with the Dutch government ahead of this announcement and has confirmed that its commitment to the Netherlands will not change as a result of this proposal.  For example, the headquarters of Unilever's Foods & Refreshment Division, which was created in 2018, and is around 40% of Unilever by turnover, will continue to be based in Rotterdam, along with the €85 million Research & Development centre in Wageningen, which opened in 2019.  The Dutch government has welcomed our engagement and we have agreed that this will continue.

Agri-foods is an important sector in The Netherlands.  With the flexibility that unification provides, the Dutch government has also asked for reassurance that if Unilever should ever choose to list the Foods & Refreshment Division as an independent company, it would be incorporated and listed in The Netherlands.  The Netherlands is an attractive headquarter location for business and provided it continues to be as such, Unilever is comfortable to make these commitments given the Division's already strong Dutch presence.

There will be no significant changes to Unilever's footprint in the United Kingdom as a result of unification, in either jobs or investment.  The Home Care and Beauty & Personal Care Divisions will continue to be headquartered in the United Kingdom, as they are currently.

Nils Andersen, Chairman of Unilever, said: "Unilever's Board believes that unifying the company's legal structure will create greater strategic flexibility, remove complexity and further improve governance.  We remain committed to The Netherlands and the UK and there will be no change to Unilever's footprint in either country as a result of the proposed change to Unilever's legal parent structure.  We are confident that unification will help Unilever deliver its vision of driving superior long-term performance through its multiple stakeholder business model."

ADDITIONAL INFORMATION

Background

Unilever has been owned through two separately listed companies, a Dutch NV and a UK PLC, since its formation in 1930. During this time, Unilever NV and Unilever PLC, together with their group companies, have operated as nearly as practicable as a single economic entity. This is achieved by complex agreements between PLC and NV to maintain parity between economic rights of the respective shareholders.  These agreements between PLC and NV will come to an end on implementation of Unification, resulting in the need to put other arrangements in place in various areas including intellectual property across all three divisions.

Over the last two decades the dual parent holding company structure has been reviewed periodically by the Board and a series of steps have been taken to reduce complexity, most recently in October 2017 when the Unilever NV preference shares were successfully repurchased, and in June 2019 when Unilever NV terminated its depositary receipt structure.

In October 2018, the Board withdrew a proposal to unify its corporate structure under a new Dutch holding company; although the Group received widespread support for the principle of unification, the Board concluded that certain aspects of the proposed arrangements required reconsideration.

Proposed Unification

After reviewing a range of options and listening to shareholders, the objective of the Board is to unify the Group's corporate structure under a single parent company, Unilever PLC.  Unification will be implemented through a cross-border merger by means of which Unilever NV will be merged into Unilever PLC, with Unilever PLC as the resultant entity.

Unilever NV shareholders will receive one new Unilever PLC share in exchange for each Unilever NV share held. Unilever PLC will continue to be incorporated in the UK and will remain UK tax resident.  This will result in a single parent company, having one class of shares, one market capitalisation, and a single global pool of liquidity.

The Board believes that achieving unification under Unilever PLC through a cross-border merger is the most efficient of the options available.  Alternative routes to achieve unification under Unilever PLC are possible, for example through a Dutch Tender Offer, although this would be a lengthier and more complex transaction.

The following will not change as a result of the unification:

●            Unilever's multi-stakeholder approach and vision of a purpose-led, future-fit business model driving superior performance
●            Unilever's business locations. Foods & Refreshment will continue to be headquartered in Rotterdam, alongside the new €85 million R&D centre in Wageningen, whilst Beauty & Personal Care and Home Care will continue to be headquartered in London
●            Unilever's investment in The Netherlands and the UK
●            Unilever's employment of around 2,500 people in The Netherlands and 6,000 people in the UK
●            The existing arrangements for the supervisory board of Unilever's Dutch subsidiary operations
●            The manufacture and supply of Unilever products in The Netherlands and the UK
●            Unilever's shares being listed and traded on the Amsterdam, London and New York stock exchanges
●            Unilever's inclusion in the FTSE UK Series, with expected inclusion in the AEX Index as well
●            Future Unilever European bond issuances having their primary listing in Amsterdam
●            A unitary Board, re-elected annually
●            Unilever's dividend policy, with the dividend declaration currency remaining euros and payment in sterling or U.S. dollars continuing for those shareholders who choose it
●            Parity in the dividend and capital return interests of shareholders
●            Financial results for the group will continue to be presented in euros, with supplemental financial information presented in euros and U.S. dollars
●            Assuming implementation in full, all per share ratios will be unaffected

Furthermore, reflecting Unilever's ongoing commitment to The Netherlands:

●            Unilever will further consolidate its procurement function in Europe by moving certain roles to its European supply chain HQ in Rotterdam
●            Unilever has agreed to explore opportunities with the Dutch Government to encourage R&D and innovation in plant-based foods, sustainability, food systems resilience and nutrition.

Listings

Unilever PLC will continue to have a premium listing on the London Stock Exchange and will be applying for an additional listing of Unilever PLC shares on Euronext Amsterdam, where Unilever PLC shares will be traded and quoted in euros.  Unilever PLC ADSs will continue to be listed on the New York Stock Exchange.

Indexation

We expect that Unilever PLC shares will continue to be included in the FTSE 100 index.  Following the listing of Unilever PLC shares on Euronext Amsterdam, we expect Unilever PLC shares to be included in the AEX Index.  We also expect Unilever PLC shares to continue to be included in the STOXX Europe 600 index and other relevant pan-European indices.

Financial obligations

Unilever expects the maintenance of its strong credit rating to be unaffected. All debt which benefits from a guarantee from the current PLC and NV holding companies, or other group companies, will continue to benefit from an equivalent covenant.  New debt will be treated in the same way.

Shareholder Approval

The proposed unification will be subject to certain conditions, including the approvals of shareholders in Unilever NV and Unilever PLC, consultations with employee representative bodies, and applicable regulatory consents.

Further information will be provided in the shareholder documentation which will be circulated in the months leading up to the shareholders' meetings to be convened to approve the legal structure change.  Documentation is expected to be sent to shareholders in Q3 2020 with implementation anticipated towards the end of the year.

Shareholder taxation

The exchange of shares in Unilever NV for Unilever PLC shares is not expected to be a taxable event for shareholders resident in The Netherlands, UK or US.  No dividend withholding tax will be required to be deducted from dividends paid by Unilever PLC.

Continuity for Unilever NV shareholders

Unilever NV shareholders will receive one new Unilever PLC share in exchange for each Unilever NV share held. Unilever will make an application for a listing in The Netherlands which will allow former Unilever NV shareholders to trade the new Unilever PLC shares they receive on Euronext Amsterdam, settling share transactions and receiving dividends in euros.  The type of security that Unilever NV NYRS holders will receive (either Unilever PLC shares or Unilever PLC ADSs) will depend on how their Unilever NV NYRSs are held at the time of implementation.

Dividends

Unilever will continue to report its earnings and declare dividends in euros, as has been the practice for many years.  There will be no change to our policy of seeking to pay an attractive, growing and sustainable dividend.  Payments and record dates will continue on the current quarterly schedule.

Dividends on shares held through CREST will continue to be paid in sterling.  Holders of US listed shares will continue to receive dividends in US dollars.

[Ends]

CONTACT

Media: Media Relations Team NL: +31 61 500 8293 Fleur-van.Bruggen@unilever.com UK: +44 78 2527 3767 lucila.zambrano@unilever.com Or: +44 77 7999 9683 JSibun@tulchangroup.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com
ADVISERS

Deutsche Bank (Financial Adviser and Corporate Broker): Charles Wilkinson

UBS (Financial Adviser and Corporate Broker): John Woolland

Citi (Financial Adviser): Andrew Seaton

ABOUT UNILEVER

Unilever is one of the world's leading suppliers of Beauty & Personal Care, Home Care, and Foods & Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 155,000 employees and generated sales of €52 billion in 2019. Over half of the company's footprint is in developing and emerging markets. Unilever has around 400 brands found in homes all over the world, including Dove, Knorr, Dirt Is Good, Rexona, Hellmann's, Lipton, Wall's, Lux, Magnum, Axe, Sunsilk and Surf.

SAFE HARBOUR

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or "Unilever"). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission (the "SEC"), including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

IMPORTANT INFORMATION

This communication contains inside information. This is a public announcement pursuant to Article 17 paragraph 1 of the European Market Abuse Regulation (596/2014).

This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the "Securities Act"), or an exemption therefrom. In connection with Unification, Unilever PLC expects to issue ordinary shares (including ordinary shares represented by American Depositary Shares) to security holders of Unilever N.V. in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Unification has not been and will not be approved or disapproved by the SEC, nor has the SEC or any US state securities commission passed upon the merits or fairness of Unification. Any representation to the contrary is a criminal offence in the United States.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

This communication does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Regulation (EU) No. 2017/1129, as amended. Any purchase of securities of PLC should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of (i) new PLC ordinary shares to listing on the premium listing segment of the Official List of the UK Financial Conduct Authority and to trading on the Main Market of the London Stock Exchange and (ii) the PLC ordinary shares, including the new PLC ordinary shares, to listing and trading on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V. (the "UK Prospectus"), and to be approved by the UK Financial Conduct Authority and passported to the Netherlands, and any supplement or amendment thereto. The UK Prospectus will contain detailed information about Unilever and its management, as well as financial statements and other financial data. The UK Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions.

Citigroup Global Markets Limited ("Citi") is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Deutsche Bank AG ("Deutsche Bank") is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany's Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority are available on request or from www.db.com/en/content/eu_disclosures.html. UBS AG London Branch ("UBS") is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the Prudential Regulation Authority and subject to regulation by the Financial Conduct Authority and limited regulation by the Prudential Regulation Authority in the United Kingdom. UBS, Deutsche Bank and Citi are acting exclusively for Unilever and no one else in connection with the matters referred to in this announcement. In connection with such matters, UBS, Deutsche Bank, Citi, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this announcement or any other matter referred to herein.